

Room 4561

October 27, 2006

Peter S. Norman
Chief Financial Officer and Principal Accounting Officer
Chordiant Software, Inc.
20400 Stevens Creek Blvd., Suite 400
Cupertino, California 95014

      Re: **Chordiant Software, Inc.**
            Form 10-K for Fiscal Year Ended September 30, 2005
            Form 10-Q for Fiscal Quarter Ended December 31, 2005
            Form 10-Q for Fiscal Quarter Ended March 31, 2006
            Forms 8-K Filed on February 9, May 4 and August 8, 2006
            File No. 0-29357

Dear Mr. Norman,

        We have reviewed your responses to the comments raised in our letter dated August 8, 2006 and have the following comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2005

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, pages 58 and 59

1. We have reviewed your response to comment 2 in our letter dated August 8, 2006. Describe in greater detail how you establish the VSOE rate for services. Indicate why these rates are similar to the rates that would be charged when the services result in significant modification or customization of the software. Tell us the duration of these services in both man hours and days and the nature of the employee performing the service (i.e., technician, software engineer). That is, compare the nature and the activities performed for each type of service that distinguishes them such that one results in significant modification or customization. Explain why the rates used are a proper surrogate for services when the services are not the same due to their complexity and duration.

2. We have reviewed your response to comment 3 in our letter dated August 8, 2006. Your response does not address how you determine the amount of revenue that would be recognized using contract accounting. Describe how you measure revenue to be recognized and include in this discussion how you evaluate using the "zero-profit-model" in measuring contract accounting revenue. See paragraph 25(c) of SOP 81-1. If revenue is recognized on a subscription basis, explain how you account for the cost incurred that would be subject to SOP 81-1. Please be advised that we will complete our analysis of your response to prior comment 3 upon receipt of your response to this comment.

Note 19 – Restatement of Quarterly Results of Operations (Unaudited)

3. We have reviewed your response to comment 5 in our letter dated August 8, 2006. We understand that the adjustment of the amount allocated to deferred compensation was based on the intrinsic value of the shares at the consummation date, however, your response does not address your consideration of Issue 13 of EITF 00-23. That is, it appears that you also adjusted the calculation of the purchase price to reflect the same value assigned to the shares for purposes of recording deferred compensation. For purposes of valuing the 1,964,279 shares, the measurement of the purchase price and the allocation of the purchase price to deferred compensation would appear to result in two different amounts, as described in Issue 13. Your entry, however, appears to record the same amount for both purposes. Please explain.

Forms 8-K filed on February 9, May 4 and August 8, 2006

4. We have reviewed your response to comment 6 in our letter dated August 8, 2006 concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it is presented. Consequently, we believe this presentation should be removed.

Form 10Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006.

5. We have reviewed your response to comment 9 in our letter dated August 8, 2006. Explain why the payments received for "testing and evaluating" your software should be classified as revenue instead of other income. Explain how these activities represent the company's ordinary course of business. See FAS Concept 6 paragraphs 78, 79, 87, and 88. Advise.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting